53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Seoul
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.

May 17, 2018

VIA EDGAR AND HAND DELIVERY

Ms. Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4546
Washington, D.C. 20549

Re:                             Kiniksa Pharmaceuticals, Ltd. Registration Statement on Form S-1 (File No. 333-224488)

Dear Ms. Hayes:

On behalf of Kiniksa Pharmaceuticals, Ltd. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2018 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending by courier a copy of this letter.

Amendment No. 1 to Form S-1 filed on May 14, 2018

Risk Factors

Risks Related to Our Common Shares and This Offering

After this offering, our executive officers and certain other members of our senior management will have the ability to control...., page 69

1.                                                  Please expand your risk factor to discuss the following risks as they relate to the concentration of ownership of your Class B common shares:

•      your Class A common shares may be undervalued;

•      your capital structure may have the effect of preventing or delaying a change of control that shareholders may view as beneficial; and

•      future issuances of your other classes of common shares may be dilutive to holders of your Class A common shares.

Response: In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 69, 70 and 73 in the Registration Statement as outlined in Exhibit A attached hereto.

Risks Related to Owning Shares in a Bermuda Exempted Company and Certain Tax Risks, page 75

2.                                                  Please present in a separately-captioned risk factor the risks related to the choice of jurisdiction provision in your amended and restated bye-laws, including a discussion that such provision may limit a shareholder’s ability to bring a claim in a jurisdiction that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Response: In response to the Staff’s comment, the Company proposes to add the disclosure in page 76 of the Registration Statement outlined in Exhibit B attached hereto.

If you have any questions regarding the foregoing responses or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:                Sanj K. Patel, Kiniksa Pharmaceuticals, Ltd.

Thomas Beetham, Kiniksa Pharmaceuticals, Ltd.

Johan V. Brigham, Latham & Watkins LLP

Stephen W. Ranere, Latham & Watkins LLP

Patrick O’Brien, Ropes & Gray LLP

2

Exhibit A

(underlined text below indicates added text)

Page 69-70

After this offering, the holders of our Class B common shares, which will initially consist primarily of our executive officers and certain other members of our senior management, will collectively control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders for approval.

Our Class A1 common shares and Class B1 common shares have no voting rights. As a result, all matters submitted to our shareholders will be decided by the vote of holders of our Class A common shares and Class B common shares. Each Class A common share is entitled to one vote per Class A common share and each Class B common share is entitled to ten votes per Class B common share. As a result of our multi-class voting structure of our common shares, the holders of our Class B common shares, which will initially consist primarily of our executive officers and certain other members of our senior management following this offering, will collectively control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders for approval following this offering. ~~Following this offering, our executive officers and certain other members of our senior management will hold 72.6% of our voting power and have the ability to control the outcome of all matters submitted to our shareholders for approval.~~ Immediately following this offering, the holders of Class A common shares will account for 22.2% of our aggregate voting power and the holders of Class B common shares will account for the remaining 77.8% of our aggregate voting power. This concentrated control limits other shareholders’ ability to influence corporate matters and may have an adverse effect on the price of our Class A common shares. ~~As a result of the Class A common shares and Class B common shares that they will hold upon the closing of this offering, our executive officers and certain other members of our senior management~~ Holders of our Class B common shares will collectively be able to control our management and affairs and the outcome of matters submitted to our shareholders for approval, including the election of directors ~~and any sale, merger, consolidation or sale of all or substantially all of our assets. Our executive officers and certain other members of our senior management~~. These holders may have interests, with respect to their investment, that are different from our other investors, including the investors in this offering. In addition, this concentration of ownership might adversely affect certain corporate actions that our other shareholders may view as beneficial, for example, by ~~the market price of our Class A common shares by~~:

•                  delaying, deferring or preventing a change of control of us;

•                  impeding a merger, consolidation, takeover or other business combination involving us; or

•                  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Immediately following this offering, our executive officers and certain other members of our senior management will hold substantially all of our Class B common shares. As a result of the Class A common shares and Class B common shares they will hold immediately following this offering, our executive officers and certain other members of our senior management will hold 72.6% of our voting power and have the ability to control the outcome of all matters submitted to our shareholders for approval.

However, this percentage may change depending on any conversion of Class A1 common shares, Class B1 common shares or Class B common shares. ~~In addition, e~~ Each holder of Class B1 common shares has the ability to convert any portion of its Class B1 common shares into Class A common shares or Class B common shares at any time, and each holder of our Class A1 common shares has the ability to convert any portion of its Class A1 common shares into Class A common shares at any time. ~~However, o~~ Our Class A1 common shares and Class B1 common shares cannot be converted if, immediately prior to or following such conversion, the holder and its affiliates beneficially own, or would beneficially own, more than 4.99% of the issued and outstanding Class A common shares or any other class of equity security (other than an exempted security) that is registered pursuant to Section 12 of the Exchange Act outstanding unless such holders provide us with 61-days’ prior notice that they intend to increase, decrease or waive such threshold upon conversion. Due to these conversion rights, holders of our Class A1 common shares and our Class B1 common shares could, at any time, significantly increase their voting control of us, which could result in their ability to significantly influence or control matters submitted to our shareholders for approval. In addition, the conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those individual holders of Class B common shares who retain their shares in the long term.

Immediately following this offering, entities managed by Baker Bros. Advisors LP will hold 59.7% of our Class A1 common shares and 77.6% of our Class B1 common shares. ~~For example, u~~ Upon 61-days’ prior written notice, ~~entities affiliated with one of our directors, Felix J. Baker~~ these entities~~,~~ could convert their Class A1 common shares and Class B1 common shares into Class A common shares and Class B common shares ~~respectively~~, which in the aggregate would result in such entities holding 73.8% of the voting power of our outstanding share capital following this offering. See the sections titled “Description of Share Capital—Common Shares” and “Description of Share Capital—Voting Rights” for more information about conversions and the voting rights associated with our common shares.

Future sales and issuances of our common shares or rights to purchase common shares, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our shareholders and could cause our Class A common share price to fall.

We will need additional capital in the future to continue our planned operations. To the extent we raise additional capital by issuing additional Class A common shares, Class A1 common shares, Class B common shares, Class B1 common shares or other equity securities, our shareholders may experience substantial dilution. We may sell common shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

Exhibit B

Our amended and restated bye-laws will designate the Supreme Court of Bermuda as the choice of jurisdiction for disputes that arise concerning the Companies Act or out of or in connection with our bye-laws, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors or officers.

Our amended and restated bye-laws, which will become effective immediately following the completion of this offering, provide that, unless we consent in writing to the selection of an alternative jurisdiction, any dispute that arises concerning the Companies Act or out of or in connection with our bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been a breach of the Companies Act or the bye-laws by any of our officers or directors (whether or not such a claim is brought in the name of a shareholder or in the name of our company) shall be subject to the jurisdiction of the Supreme Court of Bermuda.

Any person or entity purchasing or otherwise acquiring any interest in any of our shares shall be deemed to have notice of and consented to this provision. This choice of jurisdiction provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or officers, which may discourage lawsuits against us and our directors and officers. If a court were to find either choice of jurisdiction provision in our amended and restated bye-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.